Exhibit 99.1

Sierra Metals Reports Q3-2021 Financial Results for Its Sociedad Minera Corona Subsidiary in Peru.

Sierra Metals' Consolidated Financials to Be Reported on November 8, 2021

TORONTO--(BUSINESS WIRE)--November 2, 2021--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") announces the filing of Sociedad Minera Corona S.A.’s (“Corona”) unaudited Financial Statements and the Management Discussion and Analysis (“MD&A”) for the third quarter of 2021 (“Q3 2021”).

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars unless otherwise stated, and have not been adjusted for the 18.2% non-controlling interest.

Corona's Highlights for the Three Months Ended September 30, 2021

  Revenues of $44.4 million vs. $44.6 million in Q3 2020
  Adjusted EBITDA of $22.7 million vs. $26.2 million in Q3 2020
  Total tonnes processed of 324,196 vs. 318,155 in Q3 2020
  Net production revenue per tonne of ore milled decreased to $139.94 from $147.59 in Q3 2020
  Copper equivalent pounds production decreased 30% to 15.6 million pounds.
    Cash cost per copper equivalent payable pound increased to $1.37. All in sustaining cost (“AISC”) per copper equivalent payable pound increased to $2.83
  $44.1 million of cash and cash equivalents as at September 30, 2021
  $69.8 million of working capital as at September 30, 2021

The Yauricocha mine processed 324,196 tonnes during the third quarter of 2021, representing a 2% increase over the third quarter of 2020, despite continuing to face various operational challenges related to COVID-19. During the third quarter of 2021, the treatment capacity in the concentrator plant was increased. The negative variances in the copper sulfide head grades were mainly due to the delay in the contribution of the Esperanza zone due to ground conditions, which have since been corrected. The negative variances in the head grades from the polymetallic zones are due to the regulatory limitations to access mineral below the 1120 level. Metal production in the third quarter of 2021 was 25%, 23%, 14% and 13% lower for lead, zinc, copper, and silver, respectively, while gold production was 9% higher compared to the third quarter of 2020.

Luis Marchese, CEO of Sierra Metals, commented, "The third quarter was difficult for the Company as we faced difficult challenges because of sequencing issues due to the COVID-19 limitations carrying over from 2020 and continuing into this year. Improved metal prices, lower treatment and refining charges, and a favourable exchange rate have helped offset increased costs while maintaining the revenue levels recorded in the same quarter last year. We continue to see improvements in revenue, cashflow and EBITDA on a 9-month basis over 2020 and expect this to continue going forward."

He continued, "Looking ahead to the fourth quarter and next year, we continue to work on the completion of a Preliminary Feasibility Study to support the planned expansion to 5,500 tonnes per day, which is expected to be released by Q2 2022. Additionally, we are also progressing on exploration plans of the near-mine opportunities at Kilcasca and Tucumachay having recently received drilling permits for these areas."

He concluded, "Minera Corona and the Yauricocha Mine continues to have a strong balance sheet to support the Company's capital expenditures and growth initiatives, and we continue to work to improve operations and production and the per share value for all shareholders."

The following table displays selected unaudited financial information for the three months and nine months (“9M 2021”) ended September 30, 2021:

(In thousands of US dollars, except cash cost and revenue	Three Months Ended			Nine Months Ended
per tonne metrics)	September 30, 2021	September 30, 2020	Var %	September 30, 2021	September 30, 2020	Var %

Revenue	$44,353	44,580	-1%	137,108	101,703	35%
Adjusted EBITDA (1)	22,685	26,227	-14%	68,896	43,810	57%
Cash Flow from operations	22,102	24,245	-9%	64,218	41,564	55%
Gross profit	21,460	23,511	-9%	63,383	41,041	54%
Income Tax Expense	(8,860)	(7,467)	19%	(24,813)	(15,176)	64%
Net Income	7,759	12,755	-39%	25,488	16,664	53%

Net production revenue per tonne of ore milled (2)	139.94	147.59	-5%	139.89	126.88	10%
Cash cost per tonne of ore milled (2)	60.18	50.09	20%	60.66	55.75	9%
		-
Cash cost per copper equivalent payable pound (2)	1.37	0.82	67%	1.42	0.97	46%
All-In Sustaining Cost per copper equivalent payable pound (2)	2.83	1.93	47%	2.69	2.00	34%
Cash cost per zinc equivalent payable pound (2)	0.44	0.30	47%	0.45	0.36	26%
All-In Sustaining Cost per zinc equivalent payable pound (2)	$0.91	0.70	30%	0.84	0.73	15%

(In thousands of US dollars, unless otherwise stated)	September 30, 2021	December 31, 2020

Cash and cash equivalents	$44,086	65,027
Assets	239,667	235,263
Liabilities	67,389	53,473
Equity	172,278	181,790

1 Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, foreign exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company's MD&A.

2 All-In Sustaining Cost per copper/zinc equivalent pound sold are non-IFRS performance measures and include the cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions; Cash cost per copper/zinc equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company's MD&A.

Corona's Financial Highlights for the Three and Nine Months Ended September 30, 2021

  Sales revenue of $44.4 million for the third quarter of 2021 compared to $44.6 million for the same period in 2020. Sales revenue of $137.1 million for the nine-month period ended September 30, 2021, compared to $101.7 million for the same period in 2020. Sales for the nine-month period have increased due to the reduction of the treatment and refining costs and the steady rise in metal prices during the year.
  Adjusted EBITDA of US$22.7 million for the third quarter of 2021 compared to adjusted EBITDA of US$26.2 million for the same period of 2020. Adjusted EBITDA of US$68.9 million for the nine (9) month period ended September 30, 2021, compared to US$43.8 million for the same period in 2020. Adjusted EBITDA for the nine-months ended September 30, 2021 compared to the same period in 2020 was higher due primarily to the Company's higher revenues; and the decrease during the third quarter of 2021 compared to 2020 was due to lower metal sales.
  Operating cash flow before working capital movements of $22.1 million for the third quarter of 2021 compared to $24.2 million for the same period in 2020. Operating cash flow before working capital movements of US$64.2 million for the nine-month period ended September 30, 2021, compared to US$41.6 million for the same period in 2020. The variances in the operating cash flow before movements in working capital for Q3 2021 and for the 9M 2021 compared to the same periods in 2020 resulted from the level of revenue during the respective periods.
  Total taxes of $8.9 million for the third quarter of 2021 compared to $7.5 million for the same period in 2020. Total taxes of US$24.8 million for the nine (9) month period ended September 30, 2020, compared to US$15.2 million for the same period in 2020. Total taxes have increased in the first nine months of 2021 compared to the same period in 2020 primarily due to higher revenue earned by the Company.
  Net income of $7.8 million or $0.216 per share for the third quarter of 2021 compared to net income of $12.8 million or $0.355 per share for the same quarter of 2020. Net income of $25.5 million or $0.708 per share for the nine months ended September 30, 2021, compared to net income of $16.7 million or $0.463 per share for the same period in 2020.
  Cash and cash equivalents of $44.1 million as of September 30, 2021, compared to $65.0 million as of December 31, 2020. Cash and cash equivalents declined during the nine-month period as the $25.9 million of investment activities and $39.0 million used in financing activities (mainly related to dividend payments) exceeded the $44 million generated from operating activities (after working capital adjustments) during the nine-month period.

Corona's Operational Highlights for the Three and Nine Months Ended September 30, 2021

Yauricocha Production	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	% Var.	2021	2020	% Var.

Tonnes processed	324,196	318,155	2%	979,316	805,914	22%
Daily throughput	3,705	3,636	2%	3,731	3,070	22%

Silver grade (g/t)	56.84	61.32	-7%	56.04	64.19	-13%
Copper grade	0.87%	1.01%	-14%	0.71%	1.11%	-36%
Lead grade	1.14%	1.52%	-25%	1.23%	1.56%	-21%
Zinc grade	3.06%	4.00%	-24%	3.35%	3.84%	-13%
Gold Grade (g/t)	0.51	0.55	-7%	0.46	0.61	-25%

Silver recovery	76.11%	82.93%	-8%	79.70%	82.56%	-3%
Copper recovery	74.61%	76.20%	-2%	69.84%	76.19%	-8%
Lead recovery	87.33%	89.53%	-2%	90.15%	88.58%	2%
Zinc recovery	87.39%	88.63%	-1%	89.82%	88.32%	2%
Gold Recovery	21.96%	19.19%	14%	20.91%	19.19%	9%

Silver production (000 oz)	451	520	-13%	1,385	1,373	1%
Copper production (000 lb)	4,641	5,419	-14%	11,020	14,967	-26%
Lead production (000 lb)	7,146	9,550	-25%	23,683	24,564	-4%
Zinc production (000 lb)	19,112	24,869	-23%	64,368	60,256	7%
Gold Production (oz)	1,169	1,076	9%	3,102	3,180	-2%

Copper equivalent pounds (000's)(1)	15,596	22,245	-30%	46,775	56,809	-18%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2021 were calculated using the following realized prices: $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2021 were calculated using the following realized prices: $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au.

Quality Control

The contents of this press release have been reviewed by Américo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning, who is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of it’s Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 18, 2021 for its fiscal year ended December 31, 2020 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Luis Marchese
CEO
Sierra Metals Inc.
+1 (416) 366-7777